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                                                                   July 11, 2002

                                    FORM 425

                                            Filed by: Davel Communications, Inc.
                                                   Commission File No. 000-25207
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                   Subject Companies: Davel Communications, Inc.
                                                     PhoneTel Technologies, Inc.



                                     * * * *

THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY DAVEL COMMUNICATIONS, INC. AND PHONETEL TECHNOLOGIES, INC. ON JULY 11, 2002:

                                     * * * *
                                  PRESS RELEASE


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DAVEL COMMUNICATIONS, INC.                  PHONETEL TECHNOLOGIES, INC.
10120 Windhorst Road                        1001 Lakeside Avenue
Tampa, FL  33619                            Cleveland, Ohio 44114
(OTCBB: DAVL.OB)                            (OTCBB: PHTE.OB)

AT DAVEL                                    AT PHONETEL
--------                                    -----------
Bruce W. Renard                             John D. Chichester
President                                   President & CEO
(813) 628-8000                              (216) 241-2555


FOR IMMEDIATE RELEASE
---------------------
July 11, 2002


DAVEL COMMUNICATIONS, INC. AND PHONETEL TECHNOLOGIES INC.
MERGER TRANSACTION APPROVED AT STOCKHOLDERS MEETINGS

TAMPA, FLORIDA & CLEVELAND, OHIO - JULY 11, 2002 -- Davel Communications, Inc. (OTCBB: DAVL.OB) and PhoneTel Technologies, Inc. (OTCBB: PHTE.OB), the nation's two leading publicly traded independent payphone service providers with a combined installed base of approximately 76,000 payphones, announced today that the stockholders of each corporation have approved the proposed agreement and plan of reorganization and merger between the two companies previously announced on February 21, 2002.

At the Davel Annual Meeting of Stockholders held today in Tampa, Florida, Davel shareholders approved the agreement and plan of reorganization and merger with PhoneTel. Also approved was a proposed amendment to Davel's Certificate of Incorporation increasing the number of authorized shares of Davel common stock from 50 million to 1 billion in order to effectuate the equity restructuring contemplated by the agreement and plan of reorganization and merger.

At the PhoneTel Special Meeting of Shareholders held today in Cleveland, Ohio, PhoneTel shareholders approved the transaction with Davel and a proposed amendment to PhoneTel's Articles of Incorporation increasing the number of authorized shares of PhoneTel common stock from 45 million to 125 million in order to effectuate the agreement and plan of reorganization and merger.

Davel and PhoneTel expect to consummate the transaction within the next several business days. Pursuant to the agreement and plan of reorganization and merger, PhoneTel will become a wholly owned subsidiary of Davel. The business operations of the two companies will be consolidated upon the closing of the transaction.

PhoneTel Technologies, Inc. is a leading independent provider of pay telephones and related services in the United States. Headquartered in Cleveland, Ohio, PhoneTel operates approximately 29,000 payphones in 45 states and the District of Columbia.

Founded in 1979, Davel Communications, Inc. is the largest independent payphone provider in the United States. Headquartered in Tampa, Florida, Davel operates approximately 47,000 payphones in 44 states and the District of Columbia.

In connection with the proposed transactions, Davel and PhoneTel have filed relevant materials with the Securities and Exchange Commission, including the Registration Statement on Form S-4 that contained a prospectus and joint proxy statement. Because those documents contained important information, holders of Davel's common stock and holders of PhoneTel's common stock are urged to read them. The Registration Statement is available for free at the SEC's website, www.sec.gov. Information on how to obtain transaction-related documents for free from Davel and PhoneTel is set forth in the Registration Statement.

Davel and its directors and executive officers and PhoneTel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Davel's common stock and PhoneTel's common stock in connection with the proposed transactions. On February 21, 2002, information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by each of Davel and PhoneTel. Investors may obtain additional information regarding the interests of the participants by reading the final prospectus and joint proxy statement.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of Davel, PhoneTel, or a combined Davel and PhoneTel, to differ materially, many of which are beyond the control of Davel or PhoneTel include, but are not limited to, the following: (1) the businesses of Davel and PhoneTel may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers may be greater than expected following the transaction; (5) generating incremental growth in the customer base of the combined company may be more costly or difficult than expected; (6) the effects of legislative and regulatory changes; (7) the tax treatment of the proposed transactions; (8) an inability to retain necessary authorizations from the FCC and state utility or telecommunications authorities; (9) an increase in competition from cellular phone and other wireless products and wireless service providers; (10) the introduction of new technologies and competitors into the telecommunications industry; (11) changes in labor, telephone line service, equipment and capital costs; (12) future acquisitions, strategic partnerships and divestitures; (13) general business and economic conditions; and (14) other risks described in the Annual Reports on Form 10-K for the year ended December 31, 2001 and other periodic reports filed by Davel and PhoneTel with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words, to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included IN this document.

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